MARCH 6, 2014

LBG CAPITAL NO. 1 PLC AND LBG CAPITAL NO. 2 PLC ANNOUNCE AN OFFER TO EXCHANGE CERTAIN ENHANCED CAPITAL NOTES FOR ADDITIONAL TIER 1 SECURITIES ISSUED BY LLOYDS BANKING GROUP PLC

LBG Capital No. 1 plc (“LBG 1”) and LBG Capital No. 2 plc (“LBG 2” and, together with LBG 1, “the Offerors”) announced that they have commenced an offer to exchange Fixed Rate Reset Additional Tier 1 Securities (the “Additional Tier 1 Securities”) issued by Lloyds Banking Group plc (“LBG”) up to a total of $1,675,000,000 (the “Maximum New Issue Size”) for certain Enhanced Capital Notes issued by the Offerors (the “ECNs”) set out in the table below (the “Exchange Offer”). The Exchange Offer is being made on the terms and subject to the conditions set out in the prospectus dated March 6, 2014 (the “Prospectus”). Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Prospectus.

LBG has filed a registration statement on Form F-4 (including the Prospectus contained therein) relating to the Exchange Offer with the Securities and Exchange Commission (the “SEC”) and a tender offer statement on Schedule TO and other documents relating to the Exchange Offer. Holders are advised to read carefully the Prospectus and other documents which LBG has filed with the SEC for full details of, and information on the procedures for participating in, the Exchange Offer. Copies of these documents are available for free by visiting EDGAR on the SEC website at www.sec.gov or from the Dealer Managers and the Exchange Agent whose contact details are set out at the end of this announcement.

Exchange Priority	Offeror	Enhanced Capital Notes	ISIN	Interest Rate	First Optional Call Date	Principal Amount Outstanding	Exchange Consideration(1)
1	LBG Capital No. 1 plc	LBG Capital No. 1 plc 7.875% Dated Enhanced Capital Notes due November 1, 2020	XS0459093521 XS0459093794	7.875% per annum	Not applicable	$985,636,000	$1,060.00 principal amount of Additional Tier 1 Securities
2	LBG Capital No. 2 plc	LBG Capital No. 2 plc 7.875% Dated Enhanced Capital Notes due March 19, 2020	XS0496068429	7.875% per annum	Not applicable	$407,578,000	$1,062.50 principal amount of Additional Tier 1 Securities
3	LBG Capital No. 1 plc	LBG Capital No. 1 plc 8.00% Fixed-to-Floating Rate Undated Enhanced Capital Notes	XS0473106283 XS0471767276	8.00% to (but excluding) June 15, 2020. From (and including) June 15, 2020, 3-month U.S. dollar LIBOR plus 6.405%.	June 15, 2020	$1,258,631,000	$1,057.50 principal amount of Additional Tier 1 Securities
4	LBG Capital No. 1 plc	LBG Capital No. 1 plc 8.50% Fixed-to-Floating Rate Undated Enhanced Capital Notes	XS0473103348 XS0471770817	8.50% to (but excluding) December 17, 2021. From (and including) December 17, 2021, 3-month U.S. dollar LIBOR plus 6.921%.	December 17, 2021	$276,658,000	$1,060.00 principal amount of Additional Tier 1 Securities

(1)	Principal amount of Additional Tier 1 Securities to be issued in exchange for each $1,000 of ECNs.

Additional Tier 1 Securities	Currency	New Issue Price	Initial Coupon	Reset Coupon	Conversion Price	First Call Date	Minimum New Issue Size	Maximum New Issue Size
Fixed Rate Reset Additional Tier 1 Securities	USD	100%	7.5%	5-year MS+4.76%	$1.072	June 27, 2024	$750,000,000	$1,675,000,000

Rationale for the Exchange Offer

In 2009, the Lloyds Banking Group (the “Group”) undertook a significant capital raising exercise in order to reinforce the Group’s going-concern capital ratios, and to meet the Financial Services Authority’s (“FSA”) stress test requirements.  As a component of the exercise, the Group issued 33 series of enhanced capital notes, with a nominal amount of £8.4bn currently outstanding.

The terms and conditions of the enhanced capital notes include a Regulatory Call Right (as defined below) should, amongst other things, the enhanced capital notes cease to be taken into account for the purposes of any “stress test” applied by the Prudential Regulatory Authority (“PRA”) (successor to the FSA) in respect of core capital. Whilst still uncertain, management of LBG believes recent developments resulting in higher capital requirements for banks, including a changed definition of core capital, make it likely that the enhanced capital notes will not provide going concern benefit under future stress tests.

These recent developments include:

•
a requirement in the CRR1 that with effect from January 1, 2014 convertible additional tier 1 capital instruments should have a conversion trigger set at no less than 5.125% CET1 Ratio (“CET1 Ratio” means, the ratio of a firm’s common equity tier 1 capital to its risk weighted assets, and calculated in accordance with the end-point requirements of CRD IV);

•
statements by the PRA in late 2013 that a conversion trigger of 5.125% CET1 Ratio may not convert in time to prevent the failure of a firm and that it expects major UK firms to meet a 7% CET1 Ratio determined in accordance with the end-point requirements of CRD IV;

•	a statement by the European Banking Authority in January 2014 that tier 2 instruments must have a conversion trigger above a 5.5% CET1 Ratio to be recognized in its forthcoming stress tests; and

•	an announcement by the PRA that, following a consultation commenced in October 2013, it expects to revise stress testing methodology and pass marks in 2014.

As a result of differences in definition, the Group’s CET1 Ratio is substantially lower than the core tier 1 ratio on which the conversion trigger of the enhanced capital notes is based. As at December 31, 2013, the difference was 4.0%. Applying the same difference to the 5.0%. core tier 1 ratio used as the enhanced capital notes conversion trigger gives a 1.0% CET1 Ratio determined in accordance with end-point requirements of CRD IV, well below the CRR minimum requirements.

The Group is today launching prioritised exchange offers to holders of enhanced capital notes to exchange their enhanced capital notes for new additional tier 1 securities at a price consistent with current trading prices. The offers provide holders with a means to eliminate the uncertainty around the Regulatory Call Right in the enhanced capital notes. In addition, such exchange offers are expected to result in sufficient additional tier 1 securities being issued to meet the Group’s medium-term additional tier 1 target.

Regulatory Calls of ECNs

Pursuant to the terms and conditions of the ECNs, should any series of ECNs cease to qualify for inclusion in the lower tier 2 capital of the Group or, as a result of changes to the Regulatory Capital Requirements (as defined in the terms and conditions of the ECNs) or the interpretation or application thereof by the PRA, cease to be taken into account for the purposes of any “stress test” applied by the PRA, in each case as more fully described in condition 8(e) of the terms and conditions of the relevant ECNs, the issuer of the relevant series of ECNs has the right, which is subject to various conditions as described in condition 8(b) of the terms and conditions of the relevant ECNs, to call such series (the “Regulatory Call Right”).

There can be no assurance that the ECNs will continue to count for the purposes of “stress tests” to be applied by the PRA to the Group.

1 The implementation of the Basel III Reforms by relevant authorities in the EU consists of a legislative package including a fourth capital requirements Directive (the “CRD IV Directive”) and a new Capital Requirements Regulation (the “CRR”), collectively known as “CRD IV”.

For most series of ECNs, the relevant Regulatory Call Price (as defined in the relevant terms and conditions of the ECNs), together with accrued but unpaid interest, is substantially lower than the Exchange Consideration pursuant to the Exchange Offer.

The Regulatory Call Right applies to each separate series of ECNs and, where available, the relevant Offeror may choose which individual series to call.

If the Regulatory Call Right were, by its terms, ever to become exercisable and the relevant Offeror wished to make use of it, LBG and the Offerors currently intend that they would prioritise the redemption of those series of ECNs, some part of which series is accepted for exchange in the Exchange Offer, or which rank in the relevant Exchange Priority, ahead of those series of ECNs which have been so accepted for exchange, except if the relevant series of ECNs is pro-rated by the relevant Offeror pursuant to the Exchange Offer.

Concurrently with the Exchange Offer, LBG 1 and LBG 2 are inviting holders of certain of their euro and sterling denominated enhanced capital notes to exchange such securities and are inviting certain eligible retail holders of their sterling denominated enhanced capital to sell such securities to LBG 1 or LBG 2 (as applicable) for cash, in each case pursuant to the Concurrent Non-U.S. Exchange Offers (as defined in the Prospectus). Only the Exchange Offer is being made by means of the Prospectus. Documentation in relation to the Concurrent Non-U.S. Exchange Offers will be or have been published separately.

Exchange Offer; Exchange Consideration

LBG 1 and LBG 2 are offering to exchange, on the terms and conditions described in the Prospectus, up to a total of the Maximum New Issue Size of the Additional Tier 1 Securities, plus accrued and unpaid interest in cash, plus (if applicable) cash amounts in lieu of any fractional Additional Tier 1 Securities, for the ECNs.

For each $1,000 of the ECNs validly tendered and accepted for exchange, holders of a particular series will be eligible to receive a principal amount of the Additional Tier 1 Securities set out in the table above (the “Exchange Consideration”).

The Exchange Offer is subject to a minimum new issue size of at least $750,000,000 in aggregate principal amount of Additional Tier 1 Securities being issued in exchange for ECNs validly tendered pursuant to the Exchange Offer and not withdrawn (the “Minimum New Issue Size”) and certain other conditions set out under the heading “The Exchange Offer—Terms of the Exchange Offer—Exchange Offer Conditions” in the Prospectus.

Maximum Offer Amount

The Offerors will, if they accept any tenders, accept tenders that will result in issuing Additional Tier 1 Securities in an aggregate principal amount that is no greater than the Maximum New Issue Size of $1,675,000,000. The Offerors expressly reserve the right to increase, decrease or waive such Maximum New Issue Size in their sole discretion at any time, subject to compliance with applicable law.

Acceptance of ECNs; Exchange Priority; Proration

LBG 1 and LBG 2 will accept tenders in accordance with the Exchange Priority set out in the table above until either (i) all of the ECNs validly offered for exchange have been accepted or (ii) the principal amount of Additional Tier 1 Securities to be delivered in exchange for ECNs is the maximum such principal amount that can be delivered without exceeding the Maximum New Issue Size. Where the acceptance in accordance with the Exchange Priority of all valid tenders of a series of ECNs would require a greater principal amount of Additional Tier 1 Securities to be delivered than the Maximum New Issue Size, ECNs validly tendered and not validly withdrawn prior to the Expiration Deadline in accordance with the Exchange Priority and, in the case of that particular series, on a pro rata basis up to the Maximum New Issue Size. Tenders of a series of ECNs with a lower Exchange Priority than the lowest ranking series of ECNs with respect to which any tenders are accepted, will not be accepted. The Offerors reserve the right at their absolute discretion, but are under no obligation, to increase or waive the Maximum New Issue Size at any time, subject to compliance with applicable law.

LBG will not deliver fractional Additional Tier 1 Securities pursuant to the Exchange Offer. Instead, each tendering holder of ECNs who would otherwise be entitled to a fractional Additional Tier 1 Security will receive cash in an amount equal to such fractional entitlement.

Holders whose ECNs tendered in the Exchange Offered are not accepted, who validly withdraw their tenders prior to the Expiration Deadline or who do not participate in the Exchange Offer, will not be eligible to receive Additional Tier 1 Securities in exchange for such ECNs and shall continue to hold such ECNs subject to their terms and conditions.

Withdrawal Rights

Validly tendered ECNs may be withdrawn at any time prior to the Expiration Deadline but not thereafter. Holders wishing to exercise any such right of withdrawal should do so in accordance with the procedures of the relevant Clearing System.

Exchange Offer Period and Results

The Exchange Offer commenced today, March 6, 2014, and will end at 11:59 p.m. (New York City time) on April 2, 2014, unless extended, re-opened or earlier terminated as provided in the Prospectus.

The relevant deadline set by the relevant Clearing System or any intermediary for the submission of Exchange Instructions may be earlier than this deadline.

Unless the Exchange Offer is extended, on April 3, 2014, the Offerors will announce the following information: (i) the aggregate principal amounts of each series of ECNs which LBG 1 and LBG 2 will be accepting for exchange; (ii) the satisfaction, modification or waiver of the Minimum New Issue Size condition; (iii) whether tenders of each series of ECNs are to be accepted in full (if at all) or on a pro rata basis and, where accepted on a pro rata basis, the extent to which such tenders will be scaled; (iv) the aggregate principal amount of Additional Tier 1 Securities to be issued in the Exchange Offer; and (v) the Settlement Date.

Announcements in connection with the Exchange Offer will be made (i) by the issue of a press release to a Notifying News Service, (ii) by the delivery of notices to the relevant Clearing System for communication to Direct Participants and (iii) through RNS, and may also be found on the relevant Reuters International Insider Screen. Copies of all such announcements, press releases and notices can also be obtained from the Exchange Agent, the contact details for whom are set out below.

Indicative Timetable

The following table sets out the expected dates and times of the key events relating to the Exchange Offer. This is an indicative timetable and is subject to change.

Event	Date and Time
Commencement of the Exchange Offer

Exchange Offer announced. Prospectus made available to holders of ECNs.	March 6, 2014

Withdrawal Deadline

The deadline for holders to validly withdraw tenders of ECNs.	11:59 p.m., New York City time, on April 2, 2014

Expiration Deadline

The deadline for receipt of all Exchange Instructions.	11:59 p.m., New York City time, on April 2, 2014

Event	Date and Time
Announcement of Exchange Offer Results

Announcement of (i) the aggregate principal amounts of each series of ECNs which LBG 1 and LBG 2 will be accepting for exchange; (ii) the satisfaction, modification or waiver of the Minimum New Issue Size condition; (iii) whether tenders of each series of ECNs are to be accepted in full (if at all) or on a pro rata basis and, where accepted on a pro rata basis, the extent to which such tenders will be scaled; (iv) the aggregate principal amount of Additional Tier 1 Securities to be issued in the Exchange Offer; and (v) the Settlement Date.
As soon as reasonably practicable on April 3, 2014

Settlement Date

Settlement Date of the Exchange Offer, including delivery of the Additional Tier 1 Securities in exchange for ECNs accepted in the Exchange Offer, plus accrued and unpaid interest in cash, plus (if applicable) cash amounts in lieu of any fractional Additional Tier 1 Securities.
Expected on April 7, 2014

The above dates and times are subject, where applicable, to the right of the Offerors to extend, amend and/or terminate the Exchange Offer, subject to applicable laws.

Holders of ECNs are advised to check with any bank, securities broker or other intermediary through which they hold ECNs when such intermediary would require to receive instructions from a holder in order for that holder to be able to participate in the Exchange Offer.

Holders of ECNs are advised to carefully read the Prospectus for full details and information on the procedures for participating in the Exchange Offer.

Further Information

A registration statement on Form F-4 (including the Prospectus contained therein) relating to the Exchange Offer has been filed with the SEC, but has not yet become effective. The Additional Tier 1 Securities may not be issued in exchange for the ECNs prior to the time the registration statement becomes effective.

Requests for copies of the Prospectus and information in relation to the procedures for tendering ECNs in, and for any documents relating to, the Exchange Offer should be directed to:

EXCHANGE AGENT

Lucid Issuer Services Limited
436 Essex Road
London N1 3QP
United Kingdom

Attention: Sunjeeve Patel / David Shilson / Victor Parzyjagla
Tel: +44 20 7704 0880
Fax: +44 20 7067 9098
email: lbg@lucid-is.com

Requests for copies of the Prospectus and information in relation to the Exchange Offer should be directed to:

GLOBAL COORDINATORS AND JOINT LEAD DEALER MANAGERS

BofA Merrill Lynch Merrill Lynch, Pierce Fenner & Smith Incorporated	Goldman, Sachs & Co. Goldman, Sachs & Co.
214 North Tryon Street, 21st Floor Charlotte, NC 28255 United States	200 West Street New York, NY 10282 United States

In the United States: U.S. Toll-Free: +1 (888) 292-0070 Collect: +1 (980) 683-3215 Attention: Debt Advisory	In the United States: U.S. Toll-Free: +1 (800) 828-3182 Collect: +1 (212) 902-5183 Attention: Liability Management Group

In Europe: Tel: +44 (0)20 7995 3715 / +44 (0)20 7996 0867 Email: john.m.cavanagh@baml.com / karl.bystedtwikblom@baml.com Attention: John Cavanagh/Karl Bystedt Wikblom	In Europe: Tel: +44 (0)20 7774 9682 Email: liabilitymanagement.eu@gs.com Attention: Liability Management Group

JOINT LEAD DEALER MANAGERS

Barclays Barclays Capital Inc. Address: 745 Seventh Avenue, New York, New York 10019 United States	Lloyds Securities Lloyds Securities Inc. 1095 Avenue of the Americas New York, NY 10036 United States	Morgan Stanley Morgan Stanley & Co. LLC 1585 Broadway, Floor 04 New York, NY 10036 United States

In the United States: U.S. Toll-Free: +1 (800) 438-3242 Collect: +1 (212) 528-7581 Fax: +1 (646) 834-0584 Email:liability.management@barclays.com Attention: Liability Management Group	In the United States: U.S. Toll-Free: +1 (855) 400-6511 Collect: +1 (212) 827-3105 Email: Liability.Management@lbusa.com Attention: Liability Management Group	In the United States: U.S. Toll-Free: +1 (800) 624-1808 Collect: +1 (212) 761-1057 Attention: Liability Management

In Europe: Tel: +44(0) 20 3134 8515 Fax: +44(0) 20 7516 7379 Email: eu.lm@barclays.com Attention: Liability Management Group		In Europe: Tel: +44 (0)20 7677 5040 Email: liabilitymanagementeurope@morganstanley.com Attention: Liability Management Group

JOINT DEALER MANAGERS

BNP Paribas BNP Paribas Securities Corp. 787 Seventh Avenue New York, NY 10019 United States	Citigroup Citigroup Global Markets Inc. 388 Greenwich Street New York, NY 10013 United States	Deutsche Bank Securities Deutsche Bank Securities Inc. 60 Wall Street New York, NY 10005 United States

In the United States: U.S. Toll-Free: +1 (888) 210-4358 Collect: +1 (212) 841-3059 Email: liability.management@bnpparibas.com Attention: Liability Management Group	In the United States: U.S. Toll-Free: +1 (800) 558-3745 Collect: +1 (212) 723-6106 Attention: Liability Management Group	In the United States: U.S. Toll-Free: +1 (855) 287-1922 Collect +1 (212) 250-7527 Attention: Liability Management Group Email: US_Liability_Strategies_Team @list.db.com

In Europe: Tel: +44 (0)20 7595 8668 Email: liability.management@bnpparibas.com Attention: Liability Management Group	In Europe: Tel: +44 (0)20 7986 8969 Email: liabilitymanagement.europe@citi.com Attention: Liability Management Group	In Europe: Tel: +44 (0)20 7545 8011 Email: liability.management@db.com

HSBC HSBC Securities (USA) Inc. 452 Fifth Avenue New York, New York 10018 Attention: Liability Management Group	J.P. Morgan Securities LLC J.P. Morgan Securities LLC 383 Madison Avenue New York, NY 10179 United States	UBS Investment Bank UBS Limited 1 Finsbury Avenue London EC2M 2PP United Kingdom

In the United States: U.S. Toll-Free: +1 (888) HSBC-4LM	In the United States: US Toll-Free: +1 (866) 834-4666	In the United States: U.S. Toll-Free: +1 (888) 719-4210

Collect: +1 (212) 525-5552 Email: liability.management@hsbcib.com	Collect: +1 (212) 834-2494 Attention: Liability Management Group	Collect: +1 (203) 719-4210 Attention: Liability Management Group

In Europe: Tel: +44 (0)20 7992 6237 Email: liability.management@hsbcib.com	In Europe: Tel: +44 (0)20 7134 2468 Email: EMEA_LM@jpmorgan.com	In Europe: Tel: +44 (0)20 7567 0525 Email: mark-t.watkins@ubs.com; mahmoud.abdelaal@ubs.com Attention: Liability Management Group

DISCLAIMER

This announcement must be read in conjunction with the Prospectus. This announcement and the Prospectus contain important information which should be read carefully before any decision is made with respect to the Exchange Offer. If you are in any doubt as to the contents of this announcement or the Prospectus or the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose ECNs are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offers. None of the Offerors, LBG, Dealer Managers or the Exchange Agent makes any recommendation as to whether Holders should offer ECNs for exchange pursuant to the Exchange Offer.

OFFER RESTRICTIONS

This announcement and the Prospectus does not constitute an offer or an invitation to participate in the Exchange Offer in any jurisdiction in or from which, or to any person to whom, it is unlawful to make the relevant offer or invitation under applicable laws. The distribution of this announcement and the Prospectus in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and the Prospectus comes are required by each of the Offerors, LBG, the Dealer Managers and the Exchange Agent to inform themselves about, and to observe, any such restrictions.

No action has been or will be taken by the Offerors, LBG, the Dealer Managers or the Exchange Agent in any jurisdiction outside the United States that would constitute a public offering of the Additional Tier 1 Securities other than the preparation of this prospectus in compliance with articles 652a and 1156 of the Swiss Code of Obligations for purposes of making the Exchange Offer in Switzerland.

United Kingdom

The communication of the Prospectus and any other documents or materials relating to the Exchange Offer is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may be communicated to (1) those persons who are existing members or creditors of the Group or other persons within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) any other persons to whom these documents and/or materials may lawfully be communicated.

Isle of Man

The communication of the Prospectus and any other documents or materials relating to the Exchange Offer is not being made by, and such documents will not be registered or filed as a prospectus with, any governmental or other authority in the Isle of Man and the Prospectus and the issue of the Additional Tier 1 Securities have not been approved by the Isle of Man Financial Supervision Commission. Any offer for subscription, sale or exchange of the Additional Tier 1 Securities in or from the Isle of Man must be made:

(a)	by an Isle of Man financial services licence holder appropriately licensed under section 7 of the Financial Services Act2008 to do so;

(b)	in accordance with any relevant exclusion contained within the Regulated Activities Order 2011; or

(c)	in accordance with any available relevant exemption contained within the Financial Services (Exemptions) Regulations2011.

Guernsey

The communication of the Prospectus and any other documents or materials relating the Exchange Offer is not being made, and such documents have not been approved or authorized, by the Guernsey Financial Services Commission for circulation in Guernsey. The Prospectus and any other documents or materials relating to the Exchange Offer may not be distributed or circulated directly or indirectly to any persons in the Bailiwick of Guernsey other than (i) by a person licensed to do so under the terms of the Protection of Investors (Bailiwick of Guernsey) Law, 1987, as amended, or (ii) to those persons regulated by the Guernsey Financial Services Commission as licensees under the Protection of Investors (Bailiwick of Guernsey) Law, 1987, as amended, the Banking Supervision (Bailiwick of Guernsey) Law, 1994, the Insurance Business (Bailiwick of Guernsey) Law, 2002 or the Regulation of Fiduciaries, Administration Business and company Directors etc. (Bailiwick of Guernsey) Law, 2000.

Jersey

The communication of the Prospectus and any other documents or materials relating to the Exchange Offer are not being made by, and such documents are not subject to and have not received approval from, either the Jersey Financial Services Commission or the Registrar of Companies in Jersey and no statement to the contrary, explicit or implicit, is authorized to be made in this regard. The Additional Tier 1 Securities may be offered or sold in Jersey only in compliance with the provisions of the Control of Borrowing (Jersey) Order 1958.

Belgium

None of this announcement, the Prospectus or any other documents or materials relating to the Exchange Offer have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Exchange Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Exchange Offer may not be advertised and the Exchange Offer will not be extended, and neither this announcement, the Prospectus nor any other documents or materials relating to the Exchange Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. This announcement and the Prospectus has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Exchange Offer. Accordingly, the information contained in this announcement and the Prospectus may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Exchange Offer is not being made, directly or indirectly, to the public in France. Neither this announcement, the Prospectus nor any other documents or offering materials relating to the Exchange Offer, have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code monétaire et financier, are eligible to participate in the Exchange Offer. This announcement and the Prospectus have not been and will not be submitted for clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of the Exchange Offer, this announcement, the Prospectus or any other documents or materials relating to the Exchange Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to Italian laws and regulations. The Exchange Offer is being carried out in the Republic of Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Issuers’ Regulation”).

Accordingly, the Exchange Offer is only addressed to holders of ECNs located in the Republic of Italy who are “qualified investors” (investitori qualificati) as defined pursuant to and within the meaning of Article 100 of the Financial Services Act and article 34-ter, paragraph 1, letter b) of the Issuers’ Regulation.

Holders or beneficial owners of the ECNs located in the Republic of Italy that qualify as “qualified investors” can tender the ECNs through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the ECNs or the Exchange Offer.

General

The Exchange Offer does not constitute an offer to buy or the solicitation of an offer to sell ECNs and/or Additional Tier 1 Securities in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Exchange Offer to be made by a licensed broker or dealer and the Dealer Manager or, where the context so requires, any of its affiliates is such a licensed broker or dealer in that jurisdiction, the Exchange Offer shall be deemed to be made on behalf of LBG 1 and/or LBG 2 by such Dealer Manager or affiliate (as the case may be) in such jurisdiction.

Each holder of ECNs participating in the Exchange Offer will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in “The Exchange Offer―Certain Matters Relating to Non-U.S. Jurisdictions” in the Prospectus. Any tender of ECNs for exchange pursuant to the Exchange Offer from a holder that is unable to make these representations may be rejected. The Offerors, LBG, the Dealer Managers and the Exchange Agent reserve the right, in their absolute discretion, to investigate, in relation to any tender of ECNs for exchange pursuant to the Exchange Offer, whether any such representation given by a holder is correct and, if such investigation is undertaken and as a result LBG 1 or LBG 2 determines, as the case may be, (for any reason) that such representation is not correct, such tender may be rejected.